August 16, 2018

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sysorex, Inc. (f/k/a Inpixon USA) Amendment No. 2 to Registration Statement on Form 10 Filed August 13, 2018 File No. 000-55924

Ladies and Gentlemen:

On behalf of Sysorex, Inc. (the “Company”), this letter responds to the request by the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) to supplement its response submitted on August 9, 2018 by addressing certain additional comments communicated to Company counsel by telephone on August 15, 2018, regarding the above-referenced Amendment No. 2 to Registration Statement on Form 10, filed on August 13, 2018 (the “Form 10”). Each of the Staff’s additional comments is set forth below, followed by the Company’s corresponding response.

1.          Please provide clarification on whether the company or customer contract directly with the maintenance provider?

Response:

The Company, rather than the customer, contracts with the maintenance provider. The customer is typically identified as the beneficiary or end-user of the maintenance service in the Company’s contract with the maintenance provider. Historically, the Company’s contractual arrangements with customers have been documented in varying forms depending on the customer and OEM. In certain instances the arrangements may have been documented by three separate agreements including an agreement between the Company and the customer (the “Customer Agreement”), an agreement between the Company and the OEM or product distributor (“OEM Agreement”) and a “three-party agreement” which (i) sets forth the maintenance services sold to the customer and to which the customer is entitled; (ii) identifies the customer for whose benefit the services have been purchased as the “end-user” or beneficiary of such services; and (iii) identifies the OEM or distributor (the “Customer Service Agreement”). In other instances, the arrangement with the customer may be documented only with a written quote or purchase order and the Customer Service Agreement or “three party agreement”.

2.          Why does the company believe that they can select the service provider?

Response:

Most OEMs have a number of certified service providers that can provide the maintenance services sold to our customers. In developing the integrated solution that the Company believes would work best within the customer’s environment, the Company has flexibility in identifying which service provider may best suit the customer’s needs. For example, for our government customers that are in a secured environment, the Company will have to identify and recommend a certified service provider that has the required security clearances in order to service the customer within their environment.

3.          Can multiple service providers service the same software or hardware?

Response:

Yes, as noted above there are a number of OEM certified service providers that the Company may choose from.

4.          Can the company control access to the maintenance or service provider? In this regard, who does the customer go to first for regular maintenance or for some kind of remedy? Do they go to the company first to access the maintenance or for a particular remedy?

Response:

We typically assign program managers to our customers as a primary point of contact for the customer. While the customer is provided with a number to contact the OEM service provider directly in connection with the purchased services or to address any issues, we may serve as the first point of contact since we own the customer relationship and the services were recommended by and purchased through us. If the Company is contacted first, we will work with the customer and the OEM maintenance service provider to mediate the situation.

5.          What has the company done in the past to remedy a failure in services and who will the customer hold responsible for acceptance and fulfillment of the services and to change service providers?

Response:

The Company provides customers, with whom it has a contractual relationship, with an escalation path if there is any failure or dissatisfaction with the services. If the escalation is used and the customer contacts us due to a failure in services, we will work with the OEM and/or the applicable certified service provider and the customer until the issue is resolved, which may including recommending the use of an alternative provider to meet the customer’s needs if necessary. While the OEM is responsible for providing and performing the purchased services, the Company has historically been required, either in accordance with the terms of any applicable Customer Agreements or pursuant to its own policies, to assist the customer in connection with enforcing any maintenance or warranty services provided by the OEM or distributor to the customer’s satisfaction.

6.          Please confirm that the company did not sell any maintenance services in 2018 and advise whether the company expects to sell maintenance services in the near future? Please provide as much detail as possible.

Response:

We did not sell any maintenance services during the six months ended 2018, however, we have quoted to sell such services in the third quarter of 2018 and may continue to do so, therefore, it is possible that revenue from the sale of maintenance services may increase for subsequent reporting periods.

If you have any questions regarding the responses set forth above, please contact Melanie Figueroa at 917-546-7707 or mxf@msk.com.

Sincerely,

/s/ Nadir Ali
Nadir Ali
Chief Executive Officer
Sysorex, Inc.

cc: Melanie Figueroa, Mitchell Silberberg & Knupp LLP

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